Lightspeed Commerce Inc.
(formerly known as Lightspeed POS Inc.)
Condensed Interim Consolidated Financial Statements
(Unaudited)
For the three and nine months ended December 31, 2021
(expressed in thousands of US dollars)

Lightspeed Commerce Inc. Condensed Interim Consolidated Balance Sheets (Unaudited)
As at December 31 and March 31, 2021

(expressed in thousands of US dollars)
	Notes	December 31, 2021	March 31, 2021
Assets		$	$

Current assets
Cash and cash equivalents		966,659	807,150
Trade and other receivables	11	50,710	24,771
Inventories		4,457	1,573
Other current assets	10	35,122	24,171

Total current assets		1,056,948	857,665

Lease right-of-use assets, net		27,540	21,206
Property and equipment, net		15,674	8,342
Intangible assets, net	4	435,913	234,493
Goodwill	4	2,103,356	971,939
Other long-term assets	12	20,956	11,504
Deferred tax assets		61	170

Total assets		3,660,448	2,105,319

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	13	69,894	65,052
Lease liabilities		7,498	5,120
Income taxes payable		6,092	114
Current portion of deferred revenue		62,130	43,116

Total current liabilities		145,614	113,402

Deferred revenue		2,360	2,796
Lease liabilities		24,917	20,558
Long-term debt	15	29,823	29,770
Accrued payroll taxes on share-based compensation		1,267	3,154
Deferred tax liabilities		3,929	1,356

Total liabilities		207,910	171,036

Shareholders’ equity
Share capital	16	4,174,745	2,526,448
Additional paid-in capital		86,657	35,877
Accumulated other comprehensive income	17, 19	2,809	9,715
Accumulated deficit		(811,673)	(637,757)

Total shareholders’ equity		3,452,538	1,934,283

Total liabilities and shareholders’ equity		3,660,448	2,105,319

The accompanying notes are an integral part of these interim consolidated financial statements.

Lightspeed Commerce Inc. Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (Unaudited)
For the three and nine months ended December 31, 2021 and 2020

(expressed in thousands of US dollars, except per share amounts)
		Three months ended December 31,		Nine months ended December 31,
	Notes	2021	2020	2021	2020
		$	$	$	$

Revenues	5	152,676	57,611	401,814	139,333

Direct cost of revenues	6, 7	73,675	24,307	200,294	55,729

Gross profit		79,001	33,304	201,520	83,604

Operating expenses
General and administrative	7	21,655	20,765	67,013	35,794
Research and development	7	32,005	16,382	84,313	38,262
Sales and marketing	7	55,308	28,056	149,271	63,893
Depreciation of property and equipment		1,315	758	3,204	1,609
Depreciation of right-of-use assets		2,078	956	5,711	2,655
Foreign exchange loss		327	778	582	1,548
Acquisition-related compensation		19,012	2,258	30,058	9,663
Amortization of intangible assets		25,851	7,960	65,661	16,769
Restructuring		—	—	197	—

Total operating expenses		157,551	77,913	406,010	170,193

Operating loss		(78,550)	(44,609)	(204,490)	(86,589)

Net interest income (expense)	8	1,029	(67)	1,974	(500)

Loss before income taxes		(77,521)	(44,676)	(202,516)	(87,089)

Income tax expense (recovery)
Current		96	20	821	118
Deferred	4	(12,125)	(2,045)	(29,421)	(4,974)

Total income tax recovery		(12,029)	(2,025)	(28,600)	(4,856)

Net loss		(65,492)	(42,651)	(173,916)	(82,233)

Other comprehensive income (loss)

Items that may be reclassified to net loss
Foreign currency differences on translation of foreign operations		(2,251)	8,070	(6,376)	21,039
Change in net unrealized loss on cash flow hedging instruments		415	—	(530)	—

Total other comprehensive income (loss)	17, 19	(1,836)	8,070	(6,906)	21,039

Total comprehensive loss		(67,328)	(34,581)	(180,822)	(61,194)

Net loss per share – basic and diluted	9	(0.44)	(0.39)	(1.25)	(0.83)

The accompanying notes are an integral part of these interim consolidated financial statements.

Lightspeed Commerce Inc. Condensed Interim Consolidated Statements of Cash Flows (Unaudited)
For the nine months ended December 31, 2021 and 2020

(expressed in thousands of US dollars)
	Nine months ended December 31,
	2021	2020
Cash flows from (used in) operating activities	$	$
Net loss	(173,916)	(82,233)
Items not affecting cash and cash equivalents
Share-based acquisition-related compensation	26,133	3,888
Amortization of intangible assets	65,661	16,769
Depreciation of property and equipment and lease right-of-use assets	8,915	4,264
Deferred income taxes	(29,421)	(4,974)
Share-based compensation expense	66,982	20,957
Share-based compensation impact from replacement awards issued	—	1,120
Unrealized foreign exchange loss	272	405
(Increase)/decrease in operating assets and increase/(decrease) in operating liabilities
Trade and other receivables	(11,095)	(4,633)
Inventories	(2,884)	(149)
Other assets	(22,590)	(10,381)
Accounts payable and accrued liabilities	(2,001)	(11,327)
Income taxes payable	451	2
Deferred revenue	1,727	(5,881)
Accrued payroll taxes on share-based compensation	(2,136)	2,740
Net interest (income) expense	(1,974)	500

Total operating activities	(75,876)	(68,933)

Cash flows from (used in) investing activities
Additions to property and equipment	(8,748)	(1,432)
Acquisition of businesses, net of cash acquired	(559,450)	(234,345)
Movement in restricted term deposits	344	—
Interest income	4,122	1,639

Total investing activities	(563,732)	(234,138)

Cash flows from (used in) financing activities
Proceeds from exercise of stock options	16,925	13,327
Proceeds from issuance of share capital	823,515	332,334
Share issuance costs	(34,135)	(18,874)
Payment of lease liabilities net of incentives and movement in restricted lease deposits	(5,088)	(2,763)
Financing costs	(1,445)	(1,250)

Total financing activities	799,772	322,774

Effect of foreign exchange rate changes on cash and cash equivalents	(655)	1,974

Net increase in cash and cash equivalents during the period	159,509	21,677

Cash and cash equivalents – Beginning of period	807,150	210,969

Cash and cash equivalents – End of period	966,659	232,646

Interest paid	704	787
Income taxes paid	687	37

The accompanying notes are an integral part of these interim consolidated financial statements.

Lightspeed Commerce Inc. Condensed Interim Consolidated Statements of Changes in Shareholders' Equity (Unaudited)
For the nine months ended December 31, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)		Issued and Outstanding Shares
	Notes	Number of shares	Amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total
			$	$	$	$	$
Balance as at March 31, 2021		128,528,515	2,526,448	35,877	9,715	(637,757)	1,934,283

Net loss		—	—	—	—	(173,916)	(173,916)
Issuance of shares upon public offering	16	8,855,000	823,515	—	—	—	823,515
Share issuance costs		—	(33,972)	—	—	—	(33,972)
Exercise of stock options and vesting of share awards		1,156,809	33,127	(16,202)	—	—	16,925
Share-based compensation		—	—	66,982	—	—	66,982
Share-based acquisition-related compensation		546,038	26,133	—	—	—	26,133
Shares issued in connection with business combination	4	9,307,256	799,494	—	—	—	799,494
Other comprehensive loss	17, 19	—	—	—	(6,906)	—	(6,906)

Balance as at December 31, 2021		148,393,618	4,174,745	86,657	2,809	(811,673)	3,452,538

Balance as at March 31, 2020		92,206,817	852,115	11,773	(6,271)	(513,479)	344,138

Net loss		—	—	—	—	(82,233)	(82,233)
Issuance of shares upon initial public offering on NYSE		10,896,196	332,334	—	—	—	332,334
Share issuance costs		—	(18,499)	—	—	—	(18,499)
Exercise of stock options and vesting of share awards		2,230,213	17,886	(4,559)	—	—	13,327
Share-based compensation		—	—	20,957	—	—	20,957
Share-based acquisition-related compensation		174,950	3,888	—	—	—	3,888
Shares issued in connection with business combination		13,332,817	690,788	—	—	—	690,788
Replacement awards issued in connection with business combination		—	40,432	—	—	—	40,432
Share-based compensation impact from replacement awards issued in connection with business combination		—	1,120	—	—	—	1,120
Other comprehensive income		—	—	—	21,039	—	21,039

Balance as at December 31, 2020		118,840,993	1,920,064	28,171	14,768	(595,712)	1,367,291

The accompanying notes are an integral part of these interim consolidated financial statements.

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (unaudited)
December 31, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)

    1. Organization and nature of operations
Lightspeed Commerce Inc., formerly known as Lightspeed POS Inc., ("Lightspeed" or the "Company") was incorporated on March 21, 2005 under the Canada Business Corporations Act. Its head office is located at Gare Viger, 700 Saint-Antoine St. East, Suite 300, Montréal, Quebec, Canada. Lightspeed’s one-stop commerce platform provides its customers with the critical functionalities they need to engage with consumers, manage their operations, accept payments, and grow their business. Lightspeed has customers globally in over 100 countries, empowering single- and multi-location small and medium-sized businesses to compete in an omni-channel market environment by engaging with consumers across online, mobile, social, and physical channels.
The Company’s shares are listed on both the Toronto Stock Exchange and the New York Stock Exchange ("NYSE") under the stock symbol "LSPD".
    2. Basis of presentation and consolidation
These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) applicable to the preparation of interim financial statements, including International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). Certain information and disclosures have been omitted or condensed. The same accounting policies and methods of computation were followed in the preparation of these unaudited condensed interim consolidated financial statements as were followed in the preparation of the most recent annual audited consolidated financial statements except for those accounting policies and methods of computation relating to foreign exchange forward contracts which are discussed in note 3. These unaudited condensed interim consolidated financial statements should be read together with the Company’s annual audited consolidated financial statements and notes thereto for the fiscal year ended March 31, 2021. Certain comparative figures have been reclassified in order to conform to the current period presentation.
These unaudited condensed interim consolidated financial statements were approved for issue by the Board of Directors of the Company on February 2, 2022.
Seasonality of interim operations
The operations of the Company are seasonal, and the results of operations for any interim period are not necessarily indicative of operations for the full fiscal year or any future period.
Estimates, judgments and assumptions
The preparation of the unaudited condensed interim consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities and reported amounts of revenues and expenses during the period. These estimates and assumptions are based on historical experience, expectations of the future, and other relevant factors and are reviewed regularly. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future period affected. Actual results may differ from these estimates.
In preparing these unaudited condensed interim consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of uncertainty are the same as those

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (unaudited)
December 31, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
applied and described in the Company’s annual audited consolidated financial statements for the fiscal year ended March 31, 2021.
Addition of subsidiaries
On April 16, 2021, the Company acquired a 100% interest in Vend Limited and its affiliates ("Vend"), on July 1, 2021, the Company acquired a 100% interest in NuORDER, Inc. and its affiliates ("NuORDER") and on October 1, 2021, the Company acquired a 100% interest in Ecwid, Inc. and its affiliates ("Ecwid"), all of which are wholly-owned subsidiaries of the Company (note 4).
    3. Significant accounting policies and other changes in the current reporting period
Risks and uncertainties related to COVID-19
Concerns related to the spread of COVID-19 and the related containment measures intended to mitigate its impact have created substantial disruption in the global economy. The uncertainties around the COVID-19 pandemic, continuing resurgences of COVID-19, and related restrictions to contain its spread required the use of judgments and estimates which resulted in no material accounting impacts for the three and nine months ended December 31, 2021 other than the impact on expected credit losses driven by the changes in the macro-economic environment due to COVID-19. For information on the Company's loss allowance, refer to note 11. The risk and uncertainties surrounding the COVID-19 pandemic generate a significant risk of material adjustment in future reporting periods to the following: revenue recognition, estimated losses on revenue-generating contracts, goodwill and intangible assets impairment, and other assets and liabilities.
Foreign exchange forward contracts
The Company designates certain foreign exchange forward contracts as cash flow hedges when all the requirements in IFRS 9 Financial Instruments are met. The Company recognizes these foreign exchange forward contracts as either assets or liabilities on the condensed interim consolidated balance sheets and these contracts are measured at fair value at each reporting period. The asset and liability positions of the foreign exchange forward contracts are included in other current assets and accounts payable and accrued liabilities on the condensed interim consolidated balance sheets, respectively. The Company reflects the gain or loss on the effective portion of a cash flow hedge in other comprehensive income (loss) and subsequently reclassifies cumulative gains and losses to direct cost of revenues, general and administrative, research and development, or sales and marketing expenses, depending on the risk hedged, when the hedged transactions impact the condensed interim consolidated statements of loss and comprehensive loss. If the hedged transactions become probable of not occurring, the corresponding amounts in accumulated other comprehensive income (loss) are immediately reclassified to finance income or costs. Foreign exchange forward contracts that do not meet the requirements in IFRS 9 Financial Instruments to be designated as a cash flow hedge, are classified as derivative instruments not designated for hedging. The Company measures these instruments at fair value with changes in fair value recognized in finance income or costs. To date, the Company has not had any foreign exchange forward contracts that do not meet the requirements in IFRS 9 Financial Instruments to be designated as a cash flow hedge.
    4. Business combinations
Vend
On April 16, 2021, the Company acquired all of the outstanding shares of Vend, a cloud-based retail management software company based in Auckland, New Zealand.

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (unaudited)
December 31, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
The fair value of consideration of $371,869 consisted of $192,020 cash paid on the closing date, net of cash acquired, and 2,692,277 Common Shares, at a fair value of $66.89 per share, which is based on the quoted price of the Common Shares on the NYSE on the closing date.
Transaction costs relating to due diligence fees, legal costs, accounting fees, advisory fees and other professional fees for the fiscal year ended March 31, 2021 amounting to $1,151 were incurred in relation to the acquisition, and $297 were incurred for the nine months ended December 31, 2021. These amounts have been included in general and administrative expenses in the Company's condensed interim consolidated statements of loss and comprehensive loss.
The results of operations of Vend have been consolidated with those of the Company as at April 16, 2021. The acquisition has been accounted for as a business combination in accordance with IFRS 3, Business Combinations, using the acquisition method whereby the net assets acquired and the liabilities assumed are recorded at fair value. The preliminary purchase price allocation was based on management’s best estimates of the fair values of Vend’s assets and liabilities as at April 16, 2021.
The following table summarizes the preliminary allocations of the consideration paid and the amounts of estimated fair value of the assets acquired and liabilities assumed at the acquisition date:

Current assets	$
Cash and cash equivalents	12,753
Trade receivables and other assets	3,878

Total current assets	16,631

Property and equipment	868
Goodwill	293,664
Customer relationships	48,300
Software technology	43,700
Other long-term assets	437

Total assets	403,600

Current liabilities
Accounts payable and accrued liabilities	4,241
Deferred revenue	5,961

Total current liabilities	10,202

Deferred tax liability	8,776

Total liabilities	18,978

Fair value of net assets acquired	384,622
Less: Cash acquired	12,753

Fair value of net assets acquired, less cash acquired	371,869

Paid in Common Shares of the Company	180,086
Paid in cash	192,020
Receivable from Vend (already received)	(237)

Fair value of consideration transferred	371,869

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (unaudited)
December 31, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
The goodwill related to the acquisition of Vend is composed of the benefits of increasing our strategic position by expanding our market presence, expected synergies in utilizing Vend technology in the Company’s product offerings, and integrating an assembled workforce that does not qualify for separate recognition. The goodwill is not deductible for tax purposes.
The customer relationships of Vend and the software technology acquired are amortized on a straight-line basis over their estimated useful life of 6 years and 5 years, respectively.
Right-of-use assets and lease liabilities of $2,761 were recorded by Lightspeed on the acquisition date of Vend.
The allocation of the purchase price to assets acquired and liabilities assumed was based upon a preliminary valuation for all items and may be subject to adjustment during the 12-month measurement period following the acquisition date given that the assessment of the fair value of the intangible assets, goodwill, acquired assets, and assumed liabilities is still ongoing.
NuORDER

On July 1, 2021, the Company acquired all of the outstanding shares of NuORDER, the provider of a digital platform that connects businesses and suppliers.
The fair value of consideration transferred of $384,838 consisted of $207,118 cash paid on the closing date, net of cash acquired, and 2,143,393 Common Shares, at a fair value of $84.16 per share at the closing date, which is based on the quoted price of the Common Shares on the NYSE on the closing date. The issuance of an additional 500,629 Common Shares, at a fair value of $84.16 per share, is payable through July 2024 to certain employees contingent on continued employment of those employees and is accounted for as acquisition-related compensation expense. Additional cash may be paid by (or returned to) the Company due to a post-closing working capital adjustment.
Transaction costs relating to due diligence fees, legal costs, accounting fees and other professional fees for the nine months ended December 31, 2021 amounting to $1,429 were incurred in relation to the acquisition. These amounts have been included in general and administrative expenses in the Company's condensed interim consolidated statements of loss and comprehensive loss.
The results of operations of NuORDER have been consolidated with those of the Company as at July 1, 2021. The acquisition has been accounted for as a business combination in accordance with IFRS 3, Business Combinations, using the acquisition method whereby the net assets acquired and the liabilities assumed are recorded at fair value. The preliminary purchase price allocation was based on management’s best estimates of the fair values of NuORDER's assets and liabilities as at July 1, 2021.

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (unaudited)
December 31, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
The following table summarizes the preliminary allocations of the consideration paid and the amounts of estimated fair value of the assets acquired and liabilities assumed at the acquisition date:

Current assets	$
Cash and cash equivalents	32,698
Trade receivables and other assets	3,379

Total current assets	36,077

Property and equipment	310
Goodwill	299,620
Customer relationships	56,500
Software technology	48,200
Other long-term assets	598

Total assets	441,305

Current liabilities
Accounts payable and accrued liabilities	4,295
Deferred revenue	6,737

Total current liabilities	11,032

Deferred revenue	379
Other long-term liabilities	249
Deferred tax liability	12,109

Total liabilities	23,769

Fair value of net assets acquired	417,536
Less: Cash acquired	32,698

Fair value of net assets acquired, less cash acquired	384,838

Paid in Common Shares of the Company	180,388
Paid in cash	207,118
Receivable from NuORDER (already partially received)	(2,668)

Fair value of consideration transferred	384,838
The goodwill related to the acquisition of NuORDER is composed of the expected synergies in utilizing NuORDER technology in the Company’s product offerings, the benefits of increasing our strategic position by expanding our market presence, and integrating an assembled workforce that does not qualify for separate recognition. The goodwill is not deductible for tax purposes.
The customer relationships of NuORDER and the software technology acquired are amortized on a straight-line basis over their estimated useful life of 6 years and 5 years, respectively.
Right-of-use assets and lease liabilities of $2,399 were recorded by Lightspeed on the acquisition date of NuORDER.
The allocation of the purchase price to assets acquired and liabilities assumed was based upon a preliminary valuation for all items and may be subject to adjustment during the 12-month measurement period following the acquisition date given that the assessment of the fair value of the intangible assets, goodwill, acquired assets, and assumed liabilities is still ongoing.

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (unaudited)
December 31, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
Ecwid

On October 1, 2021, the Company acquired all of the outstanding shares of Ecwid, a California-based global eCommerce platform provider.
The fair value of consideration transferred that was not contingent on the continued employment of certain Ecwid employees of $595,260 consisted of $161,922 cash paid on the closing date, net of cash acquired, and the issuance at closing of 4,471,586 Common Shares, at a fair value of $98.18 per share at the closing date, which is based on the quoted price of the Common Shares on the NYSE on the closing date. Additional cash may be paid by (or returned to) the Company due to a post-closing working capital adjustment.
The Company also issued 371,088 Common Shares at closing, at a fair value of $98.18 per share, to certain Ecwid employees, which Common Shares are subject to a right of buyback for nominal consideration in favour of the Company contingent on the continued employment of such employees over the next two years and are accounted for as acquisition-related compensation expense. An additional $12,805 in deferred cash consideration is payable, along with the future issuance of 41,410 Common Shares, at a fair value of $98.18 per share, to certain Ecwid employees, which deferred cash consideration and Common Shares are also contingent on the continued employment of such employees over the next two years and are accounted for as acquisition-related compensation expense. In addition, a total of 49,875 restricted share units, at a fair value of $98.18 per restricted share unit, were granted to certain Ecwid employees as acquisition consideration contingent on the continued employment of such employees over the next two years and were also accounted for as acquisition-related compensation expense.
Transaction costs relating to due diligence fees, legal costs, accounting fees and other professional fees for the nine months ended December 31, 2021 amounting to $3,483 were incurred in relation to the acquisition. These amounts have been included in general and administrative expenses in the Company's condensed interim consolidated statements of loss and comprehensive loss.
The results of operations of Ecwid have been consolidated with those of the Company as at October 1, 2021. The acquisition has been accounted for as a business combination in accordance with IFRS 3, Business Combinations, using the acquisition method whereby the net assets acquired and the liabilities assumed are recorded at fair value. The preliminary purchase price allocation was based on management’s best estimates of the fair values of Ecwid's assets and liabilities as at October 1, 2021.

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (unaudited)
December 31, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
The following table summarizes the preliminary allocations of the consideration paid and the amounts of estimated fair value of the assets acquired and liabilities assumed at the acquisition date:

Current assets	$
Cash and cash equivalents	9,261
Trade receivables and other assets	4,092

Total current assets	13,353

Property and equipment	525
Goodwill	542,570
Customer relationships	22,800
Software technology	49,300
Other long-term assets	168

Total assets	628,716

Current liabilities
Accounts payable and accrued liabilities	3,715
Income tax payables	5,527
Deferred revenue	3,774

Total current liabilities	13,016

Deferred tax liability	11,179

Total liabilities	24,195

Fair value of net assets acquired	604,521
Less: Cash acquired	9,261

Fair value of net assets acquired, less cash acquired	595,260

Paid in Common Shares of the Company	439,020
Paid in cash	161,922
Receivable from Ecwid	(5,682)

Fair value of consideration transferred	595,260
The goodwill related to the acquisition of Ecwid is composed of the expected synergies in utilizing Ecwid technology in the Company’s product offerings, the benefits of increasing our strategic position by expanding our market presence, and integrating an assembled workforce that does not qualify for separate recognition. The goodwill is not deductible for tax purposes.
The customer relationships of Ecwid and the software technology acquired are amortized on a straight-line basis over their estimated useful life of 5 years.
As part of the acquisition, the Company negotiated indemnifications for the income tax payables and certain other liabilities assumed on acquisition totaling $5,660. The indemnification asset for these amounts are included in the receivable from Ecwid.
The allocation of the purchase price to assets acquired and liabilities assumed was based upon a preliminary valuation for all items and may be subject to adjustment during the 12-month measurement period following the acquisition date given that the assessment of the fair value of the intangible assets, goodwill, acquired assets, and assumed liabilities is still ongoing.

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (unaudited)
December 31, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
The amounts of revenues contributed by Vend, NuORDER and Ecwid from the dates of acquisition and included in the Company's condensed interim consolidated statements of loss and comprehensive loss for the nine months ended December 31, 2021 is $49,782.
After their acquisitions, NuORDER and Ecwid are expected to have access to non-capital losses that were previously unrecognized by the Company by joining a consolidated tax group in the United States. During the nine months ended December 31, 2021, this resulted in the recognition of deferred tax assets related to those non-capital losses to the extent of NuORDER’s and Ecwid’s deferred tax liabilities. The net effect on the Company's condensed interim consolidated statements of loss and comprehensive loss for the nine months ended December 31, 2021 from NuORDER, Ecwid and the consolidated tax group in the United States was a deferred tax recovery of $23,288.
    5. Revenue from contracts with customers
The disaggregation of the Company’s revenue from contracts with customers was as follows:

	Three months ended December 31,		Nine months ended December 31,
	2021	2020	2021	2020
	$	$	$	$

Subscription revenue	68,589	30,797	177,888	79,576
Transaction-based revenue	75,839	21,732	197,315	47,430
Hardware and other revenue	8,248	5,082	26,611	12,327

Total revenue from contracts with customers	152,676	57,611	401,814	139,333
    6. Direct cost of revenues

	Three months ended December 31,		Nine months ended December 31,
	2021	2020	2021	2020
	$	$	$	$

Subscription cost of revenue	19,164	9,304	51,535	20,518
Transaction-based cost of revenue	43,949	10,146	115,610	23,850
Hardware and other cost of revenue	10,562	4,857	33,149	11,361

Total direct cost of revenues	73,675	24,307	200,294	55,729
    7. Employee compensation
The total employee compensation comprising salaries and benefits, excluding government assistance, for the three and nine months ended December 31, 2021, was $83,945 and $234,993 (December 31, 2020 – $50,255 and $115,050).

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (unaudited)
December 31, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
Share-based compensation and related costs were included in the following expenses:

	Three months ended December 31,		Nine months ended December 31,
	2021	2020	2021	2020
	$	$	$	$

Direct cost of revenues	1,202	1,329	4,196	2,367
General and administrative	5,467	4,485	15,641	8,051
Research and development	7,226	4,873	19,386	9,898
Sales and marketing	8,073	7,683	28,218	13,295

Total share-based compensation and related costs	21,968	18,370	67,441	33,611
Due to the COVID-19 pandemic, the Company benefited from global government subsidies in the three and nine months ended December 31, 2020. The subsidies were included as a reduction in the following expenses:

	Three months ended December 31,		Nine months ended December 31,
	2021	2020	2021	2020
	$	$	$	$

Direct cost of revenues	—	25	—	1,004
General and administrative	—	38	—	1,444
Research and development	—	83	—	2,633
Sales and marketing	—	87	—	3,010

Total government subsidy	—	233	—	8,091
    8. Finance income and costs

	Three months ended December 31,		Nine months ended December 31,
	2021	2020	2021	2020
	$	$	$	$

Interest income	1,766	623	4,167	1,627
Interest expense	(737)	(690)	(2,193)	(2,127)

Net interest income (expense)	1,029	(67)	1,974	(500)

    9. Loss per share
The Company has share options and awards as potentially dilutive securities. Diluted net loss per share excludes all potentially-dilutive shares if their effect is anti-dilutive. As a result of net losses incurred, all potentially-dilutive securities

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (unaudited)
December 31, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
have been excluded from the calculation of diluted net loss per share because including them would be anti-dilutive; therefore, basic and diluted number of shares is the same for the three and nine months ended December 31, 2021 and 2020. All outstanding potentially dilutive securities could potentially dilute loss per share in the future.

	Three months ended December 31,		Nine months ended December 31,
	2021	2020	2021	2020

Issued Common Shares	148,393,618	118,840,993	148,393,618	118,840,993
Weighted average number of Common Shares – basic and diluted	148,171,635	109,563,572	139,283,453	99,007,423

Net loss per share – basic and diluted	$(0.44)	$(0.39)	$(1.25)	$(0.83)
The weighted average number of potential dilutive securities that are not included in the diluted per share calculations because they would be anti-dilutive was 10,099,759 and 9,296,337 stock options and awards for the three and nine months ended December 31, 2021 (December 31, 2020 - 8,260,731 and 7,874,966).
    10. Other current assets

	December 31, 2021	March 31, 2021
	$	$

Restricted cash and restricted deposits	2,922	7,749
Prepaid expenses and deposits	22,703	10,458
Commission asset	5,941	4,000
Other	3,556	1,964

Total other current assets	35,122	24,171
    11. Trade and other receivables

	December 31, 2021	March 31, 2021
	$	$

Trade	28,817	15,477
Loss allowance	(3,769)	(3,519)

Total trade receivables	25,048	11,958

Research and development tax credits receivable	6,162	6,605
Sales tax receivable	5,811	2,827
Merchant cash advances	5,265	2,309
Acquisition-related receivables and other	8,424	1,072

Total trade and other receivables	50,710	24,771

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (unaudited)
December 31, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
    12. Other long-term assets

	December 31, 2021	March 31, 2021
	$	$

Restricted cash	462	1,325
Prepaid expenses and deposits	6,315	2,707
Commission asset	9,848	5,234
Contract asset	4,331	2,238

Total other long-term assets	20,956	11,504
    13. Accounts payable and accrued liabilities

	December 31, 2021	March 31, 2021
	$	$

Trade	32,509	22,085
Accrued compensation and benefits	22,713	20,409
Accrued payroll taxes on share-based compensation	4,702	5,689
Acquisition-related payables	4,537	13,792
Other	5,433	3,077

Total accounts payable and accrued liabilities	69,894	65,052
    14. Contingencies, Provisions and Commitments
Contingencies
Beginning in October 2021, the Company and certain of the Company's officers and directors were named as defendants to an application for authorization to bring a securities class action filed before the Superior Court of Quebec, and the Company and certain of the Company's officers and directors were named as defendants in securities class actions brought in U.S. district court for the Eastern and Southern Districts of New York. The application and actions are sought on behalf of purchasers of our Common Shares, and are based upon allegations that the defendants made false and/or misleading statements to the public and seek unspecified damages. The Company and management intend to vigorously defend each of these proceedings.
On October 22, 2021, CloudofChange, LLC filed a patent infringement lawsuit against the Company in the Western District of Texas. The patents in the suit include U.S. Patents Nos. 9,400,640 and 10,083,012. These patents generally relate to web-based point of sale builder systems. The Company and management intend to vigorously defend the actions.

Based on the preliminary nature of the proceedings in the above mentioned matters, the outcomes remain uncertain and have not been provisioned for.

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (unaudited)
December 31, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
Provisions
A provision of $1,775 is included in accounts payable and accrued liabilities in note 13 in respect of a threatened litigation against one of the Company’s subsidiaries. Lightspeed was indemnified against the potential liability resulting therefrom as part of the acquisition of the subsidiary and the full potential amount of such liability was recovered as part of an indemnification payment received by the Company during the nine months ended December 31, 2021.
The Company settled a provision of $1,487 during the nine months ended December 31, 2021, in respect of a litigation matter in respect of which the Company entered into a definitive agreement to settle without any admission of wrongdoing. The Company is partially insured against potential liability in such matter and anticipates receiving a minimum of $482, which is included in other receivables in note 11.
The Company is involved in other litigation and claims in the normal course of business. Management is of the opinion that any resulting provisions and ultimate settlements would not materially affect the financial position and operating results of the Company.
Commitments
During the nine months ended December 31, 2021, the Company increased its commitments from those disclosed in its annual audited consolidated financial statements for the fiscal year ended March 31, 2021.

The Company renegotiated certain contracts with payments processors which include minimum fee commitments of $44,400 over the next four fiscal years and renegotiated certain contracts with service providers which include additional commitments of $62,800 over the next five fiscal years.

The Company entered into a new agreement with a hardware provider with a spend commitment of $3,800 over the next two fiscal years.
    15. Credit facility
The Company has credit facilities with the Canadian Imperial Bank of Commerce (“CIBC”), which include a $25,000 demand revolving operating credit facility (the “Revolver”) and a $50,000 stand-by acquisition term loan, $20,000 of which is uncommitted (the “Acquisition Facility”, and together with the Revolver, the “Credit Facilities”). The Revolver is available for draw at any time during the term of the Credit Facilities. The Acquisition Facility was drawn for $30,000 in January 2020 for the acquisition of Lightspeed POS Germany GmbH (formerly Gastrofix GmbH) ("Gastrofix") and will mature 60 months thereafter. The interest rate on the current Acquisition Facility is equal to LIBOR + 3.0%.
Financial regulatory authorities have announced a transition away from IBORs towards alternative risk-free rates. Since the Acquisition Facility is based on LIBOR + 3% and the IBOR transition will result in the end of the oversight of this benchmark interest rate, the contractual terms of the Acquisition Facility are expected to be amended with an alternative benchmark. While no replacement rate has been agreed to as of yet, the Company is currently exploring its options regarding alternative benchmarks. The LIBOR benchmark used for the Acquisition Facility is expected to come to an end as of June 30, 2023.
The financing costs related to the Credit Facilities are netted against the principal and are being amortized over the 60- month term. The Credit Facilities are subject to certain general and financial covenants, including the delivery of annual audited consolidated financial statements to the holders. The Credit Facilities are secured by all material assets of the Company. The Company was in compliance with covenants as at December 31, 2021.

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (unaudited)
December 31, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
    16. Share capital

The Company’s authorized share capital consists of (i) an unlimited number of Subordinate Voting Shares and (ii) an unlimited number of preferred shares, issuable in series. All references to Common Shares refer to Subordinate Voting Shares in the Capital of Lightspeed.

New Issue Offering

On August 11, 2021, the Company completed a public offering of Subordinate Voting Shares in the United States and Canada through the issuance of new shares. The public offering consisted of an aggregate of 8,855,000 Subordinate Voting Shares, including the exercise in full by the underwriters of their over-allotment option on August 13, 2021, to purchase 1,155,000 additional Subordinate Voting Shares. The Subordinate Voting Shares were issued from treasury for gross proceeds of $823,515 for the Company, with share issuance costs (including the underwriters' fee and other expenses related to the offering) for the Company amounting to $33,042.
    17. Accumulated other comprehensive income

	Foreign currency differences on translation of foreign operations		Hedging reserve		Total accumulated other comprehensive income (loss)
	2021	2020	2021	2020	2021	2020
	$	$	$	$	$	$
Balance as at March 31,	9,715	(6,271)	—	—	9,715	(6,271)

Other comprehensive income (loss)	(6,376)	21,039	(530)	—	(6,906)	21,039

Balance as at December 31,	3,339	14,768	(530)	—	2,809	14,768
    18. Related party transactions
Key management personnel includes the C-Level executives, and other Executive Vice-Presidents. Other related parties include close family members of the key management personnel and entities controlled by the key management personnel.
The executive compensation expense to the top five key management personnel is as follows:

	Nine months ended December 31,
	2021	2020
	$	$

Short-term employee benefits and other benefits	1,805	1,428
Share-based payments	17,034	4,739

Total compensation paid to key management personnel	18,839	6,167

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (unaudited)
December 31, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
    19. Financial instruments
The Company measures the fair value of its financial assets and financial liabilities using a fair value hierarchy. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value. The different levels of the fair value hierarchy are defined as follows:
Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and
Level 3: Unobservable inputs for the asset or liability.
The Company estimated the fair value of its financial instruments as described below.
The fair value of cash and cash equivalents, restricted cash, trade receivables, trade accounts payable, accrued compensation and benefits, and other accruals is considered to be equal to their respective carrying values due to their short-term maturities.
The fair value of accrued payroll taxes on share-based compensation approximates its carrying value as at December 31 and March 31, 2021.
Recurring fair value measurements
The fair value of merchant cash advances was determined by calculating the present value of the future estimated cash flows based on the terms of the agreements.
The fair value of foreign exchange forward contracts was determined based on Level 2 inputs, which included period-end mid-market quotations for each underlying contract as calculated by the financial institution with which the Company has transacted. The quotations are based on bid/ask quotations and represent the discounted future settlement amounts based on current market rates.
Contingent consideration
On January 7, 2020, the Company acquired Gastrofix, a cloud-based POS hospitality software provider in Germany. The amount included in the purchase price related to the estimated fair value of contingent consideration was nil. The contingent consideration was valued by the Company using a discounted cash flow model under the income approach, and is calculated based on estimates of future revenue performance. The maximum potential contingent consideration payout was $10,030 over the two years following the acquisition. The fair value of the contingent consideration, if above nil, is presented as a component of accounts payable and accrued liabilities on the condensed interim consolidated balance sheets. The change in the fair value of the contingent consideration, if any, is recognized within general and administrative expenses in the condensed interim consolidated statements of loss and comprehensive loss. As at December 31, 2021, there was no change in the estimated contingent consideration from the time of the acquisition. The conditions surrounding the contingent consideration were not satisfied and no contingent consideration will be paid by the Company.

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (unaudited)
December 31, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
As at December 31 and March 31, 2021, financial instruments measured at fair value in the condensed interim consolidated balance sheets were as follows:

	December 31, 2021			March 31, 2021

	Fair value hierarchy	Carrying amount	Fair value	Fair value hierarchy	Carrying amount	Fair value
		$	$		$	$

Assets:
Cash and cash equivalents	Level 1	966,659	966,659	Level 1	807,150	807,150
Restricted cash and restricted deposits	Level 1	3,384	3,384	Level 1	9,074	9,074
Merchant cash advances	Level 3	5,265	5,265	Level 3	2,309	2,309
Liabilities:
Foreign exchange forward contracts	Level 2	530	530	—	—	—
Contingent consideration	Level 3	0	0	Level 3	0	0
Foreign exchange forward contracts
Cash flow hedges
The Company has a hedging program to mitigate the impact of foreign currency fluctuations on future cash flows and earnings. Under this program the Company has entered into foreign exchange forward contracts and designated those hedges as cash flow hedges. The program was adopted during the nine months ended December 31, 2021.
The notional principal of the foreign exchange contracts was approximately $45,500 CAD as at December 31, 2021 (March 31, 2021 - nil).
Hedging reserve

	2021	2020
	$	$

Balance as at March 31,	—	—
Unrealized losses on fair value that may be subsequently reclassified to condensed interim consolidated statements of loss	(738)	—
Losses reclassified to direct cost of revenues, general and administrative expenses, research and development expenses, and sales and marketing expenses.	208	—

Balance as at December 31,	(530)	—
No hedge ineffectiveness was recorded during the nine months ended December 31, 2021.
All hedging relationships have been maintained as at December 31, 2021. No balance in the hedging reserve relates to hedging relationships for which hedged accounting is no longer applied.

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (unaudited)
December 31, 2021 and 2020

(expressed in thousands of US dollars, except number of shares)
Foreign Currency Exchange Risk
The Company is exposed to foreign currency exchange risk due to financial instruments denominated in foreign currencies. The Company's policy is to mitigate its exposure to foreign currency exchange risk by entering into derivative instruments. The Company has hedged some of its foreign currency exchange risk. The Company has entered into multiple foreign exchange forward contracts, none of which are for a period greater than one year. The Company's currency pair used for cash flow hedges is US dollar / Canadian dollar. The Company does not use derivative instruments for speculative purposes.